            January 3, 2008

INTERNATIONAL FINANCE CORPORATION
2121 Pennsylvania Ave., N.W.
Washington, D.C. 20433
United States of America
Attention: Health and Education Department

Ladies and Gentlemen:

We refer to that certain Loan Agreement dated as of December 10, 2007 (as modified, supplemented or amended from time to time, the “Loan Agreement”), between Chindex International, Inc. (“Chindex”) and the International Finance Corporation (“IFC”). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Loan Agreement.

Chindex China Healthcare Finance, LLC, a wholly owned subsidiary of Chindex, will enter into a Loan Agreement with DEG - Deutsche Investitions - Und Entwicklungsgesellschaft (“DEG”) providing for additional financing to the Onshore Borrowers in a maximum amount of US$ 20,000,000 (the “DEG Facility”).  The DEG Facility will be a senior secured facility, ranking pari passu in seniority with the IFC and sharing pro rata (based on outstanding loan amounts) in the security interest granted over Chindex's ownership interest in the Onshore Borrowers, the security interest granted over the assets of the Onshore Borrowers and any proceeds from the enforcement of such security interests.

The IFC hereby consents to the entering into of the DEG Facility and agrees that the Loan Agreement is hereby amended to reflect that the DEG Facility will be in the amount of US$ 20,000,000.  Further, the IFC agrees to coordinate with DEG so that the DEG Facility rank pari passu in seniority with the IFC and share pro rata on the security interest granted pursuant to the Security Documents and the proceeds of any enforcement thereof, whether (a) through a single loan agreement where both DEG and IFC are listed as lenders, (b) through separate loan agreements with the IFC taking a first priority security interest under the Security Documents delivered pursuant to the Loan Agreement, DEG taking a second priority security interest under the security documents delivered pursuant to the DEG Facility ,and a Security Sharing Agreement providing for the pari passu ranking and pro rata sharing of the combined security interests granted to the IFC and DEG, or (c) any other structure as may be reasonably acceptable to DEG, the IFC and Chindex.

THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF NEW YORK (NOT INCLUDING SUCH STATE’S CONFLICT OF LAWS PROVISIONS OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

Except as specifically modified hereby, the Transaction Documents shall remain unmodified and is specifically confirmed to be in full force and effect.  This letter is limited to the matters set forth above and shall not be deemed to (i) constitute a modification of any other matter in connection with the Transaction Documents, or (ii) prejudice the exercise of any or all of the rights or remedies of the IFC under the Transaction Documents or any other instrument referred to therein or executed in connection therewith, all of which rights and remedies are reserved.

Very truly yours,

CHINDEX INTERNATIONAL, INC.

By:	/s/ Lawrence Pemble
	Name:	Lawrence Pemble
	Title:	Chief Financial Officer

Agreed and Accepted by
INTERNATIONAL FINANCE CORPORATION

By:	/s/ Patrick Leahy
	Name:	Patrick Leahy
	Title:	Manager